UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 4 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 December, 2012 it purchased for cancellation 385,122 "B" Shares at a price of 2154.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,619,246,758

Release Date 5 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 December, 2012 it purchased for cancellation 343,539 "B" Shares at a price of 2147.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,618,903,219

Release Date 6 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 December, 2012 it purchased for cancellation 480,843 "B" Shares at a price of 2168.25 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,618,422,376

Release Date 7 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 December, 2012 it purchased for cancellation 327,656 "B" Shares at a price of 2161.01 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,618,094,720

Release Date 10 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 December, 2012 it purchased for cancellation 286,789 "B" Shares at a price of 2168.49 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,617,807,931
Release Date 11 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 December, 2012 it purchased for cancellation 92,742 "B" Shares at a price of 2177.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,617,715,189

Release Date 28 February 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 February, 2013 it purchased for cancellation 918,000 "B" Shares at a price of 2217.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,616,797,189

Release Date 1 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 March, 2013 it purchased for cancellation 921,000 "B" Shares at a price of 2234.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,615,876,189

Release Date 4 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 March, 2013 it purchased for cancellation 916,000 "B" Shares at a price of 2244.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,614,960,189

Release Date 5 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 March, 2013 it purchased for cancellation 855,000 "B" Shares at a price of 2263.62 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,614,105,189
Release Date 6 March 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 March, 2013 it purchased for cancellation 860,000 "B" Shares at a price of 2270.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,613,245,189

Release Date 7 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 March, 2013 it purchased for cancellation 940,000 "B" Shares at a price of 2271.95 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,612,305,189

Release Date 8 March 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 March, 2013 it purchased for cancellation 920,000 "B" Shares at a price of 2274.61 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,611,385,189
Release Date 11 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 March, 2013 it purchased for cancellation 930,000 "B" Shares at a price of 2271.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,610,455,189

Release Date 12 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 March, 2013 it purchased for cancellation 960,000 "B" Shares at a price of 2273.01 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,609,495,189

Release Date 13 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 March, 2013 it purchased for cancellation 950,000 "B" Shares at a price of 2262.08 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,608,545,189

Release Date 14 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 March, 2013 it purchased for cancellation 900,000 "B" Shares at a price of 2264.77 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,607,645,189
Release Date 15 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 March, 2013 it purchased for cancellation 1,000,000 "B" Shares at a price of 2233.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,606,645,189

Release Date 18 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 March, 2013 it purchased for cancellation 900,000 "B" Shares at a price of 2223.57 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,605,745,189

Release Date 19 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 March, 2013 it purchased for cancellation 885,000 "B" Shares at a price of 2219.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,604,860,189

Release Date 20 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 March, 2013 it purchased for cancellation 800,000 "B" Shares at a price of 2225.66 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,604,060,189

Release Date 21 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 March, 2013 it purchased for cancellation 800,000 "B" Shares at a price of 2212.21 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,603,260,189
Release Date 22 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 March, 2013 it purchased for cancellation 725,000 "B" Shares at a price of 2218.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,602,535,189

Release Date 25 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 March, 2013 it purchased for cancellation 900,000 "B" Shares at a price of 2204.13 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,601,635,189

Release Date 26 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 March, 2013 it purchased for cancellation 905,533 "B" Shares at a price of 2208.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,600,729,656

Release Date 27 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 March, 2013 it purchased for cancellation 881,585 "B" Shares at a price of 2207.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,388,687 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,599,848,071

Release Date 28 March 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 March, 2013 it purchased for cancellation 1,150,000 "B" Shares at a price of 2204.39 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,598,698,071

Release Date 2 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 April, 2013 it purchased for cancellation 980,010 "B" Shares at a price of 2214.46 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,597,718,061

Release Date 3 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 April, 2013 it purchased for cancellation 856,000 "B" Shares at a price of 2206.11 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,596,862,061

Release Date 4 April 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 4 April, 2013 it purchased for cancellation 930,000 "B" Shares at a price of 2185.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,595,932,061

--------------------------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 5 April 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary